Exhibit 3.17

Certificate of Amendment to Certificate of Formation

of

Stratosphere Development, LLC

* * * * * * * * * * * *

It is hereby certified that:

1.  The name of the limited liability company (hereinafter the “Company”) is Stratosphere Development, LLC

2.  The certificate of formation of the limited liability company is hereby amended by adding the following new Article THIRD:

“THIRD:  The Company will create one or more series of members and/or limited liability company interests having separate rights, powers or duties with respect to specified property or obligations of the limited liability company or profits and losses associated with specified property or obligations.  There will be established three series of interests: the Stratosphere Interests, the Arizona Interests and the Fresca Interests.  Each of the interests will relate to specified assets, properties and obligations of the limited liability company and only to such assets, obligations and properties.  It is intended that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series hereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series hereof shall be enforceable against the assets of such series.

Executed on July 19, 2000.

STRATOSPHERE DEVELOPMENT, LLC
By: Stratosphere Corporation, Member

By:		/s/ William F. Bischoff
	Name:	William F. Bischoff
	Title:	Senior Vice President/CFO